KNOW ALL MEN BY THESE PRESENTS that I, the undersigned, do hereby appoint Craig L. Brown, Harold W. Ingalls, Samuel R. Schwartz and Philip A. Theodore or either one of them, my attorney-in-fact solely for the purpose of signing for me and in my name and on my behalf any and all required Form 3, Form 4 or Form 5 filings, and any new or related filings, if any, promulgated by the Securites and Exchange Commission pursuant to Section 16 of the Securities Exchange Act of 1934 and I hereby authorize them, or either one of them, to do and to perform any and all things necessary to be done in the premises as fully and effectively in all respects as I could do if personally present.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of September 2004.


Printed Name:  Ian W.
Ratcliffe


Terry L. Urbsis(SEAL)
Notary Public for the
Commonwealth of Virginia
My Commission Expires: 11/30/2005